TITAN IRON ORE CORP.
Suite #110 - 3040 North Campbell Avenue
Tucson, Arizona 85719 USA

April 19, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549 USA

Attention:	Mark P. Shuman, Branch Chief - Legal

Dear Sirs:

Re:	Titan Iron Ore Corp. (the “Company”) Registration Statement on Form S-1/A File No. 333-186826

The Company writes in response to your letter (the “Letter”) of March 5, 2013 to Mr. Andrew Brodkey, President, CEO and director of the Company, with respect to the Registration Statement on Form S-1 as noted above and filed by the Company.  The Company’s responses are numbered in a manner that corresponds with your comments as set out in the Letter.

General

1.	Please update your financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X.

The financial statements and related disclosures have been updated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

2.
We note your response to prior comment 6. Please revise this section to include a statement, consistent with the revised disclosure in your business section, that the material at Iron Mountain is not directly marketable without some basic mining and processing operations and that you have not performed a feasibility study to determine the economic viability of such operations.

We revised the disclosure under the heading “Liquidity and Capital Resources” on page 46.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP at (604) 687-5700.

Yours truly, TITAN IRON ORE CORP. /s/ Andrew Brodkey Andrew Brodkey, CEO